Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of May, 2006

                              CONVERIUM HOLDING AG
                   ------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
             -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F    X    Form 40-F
                                -------           -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No    X
                                 -------    -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable

                           Converium Holding Ltd, Zug

Zug, Switzerland - May 23, 2006 - Converium reports a strong financial performance in the first quarter of 2006.

In the first quarter of 2006 Converium produced net income of USD 61.6 million, primarily driven by:

o a strong underwriting performance of ongoing operations, with a related non-life combined ratio of 94.8% and segment income of USD 71.1 million;

o a net positive impact of prior accident years on the technical result of USD 12.4 million, reflecting the continuing stabilization of Converium's prior accident years' developments;

o the successful progression of the North American run-off and commutation strategy, which led to a total reduction of net reserves in the Run-Off segment of USD 111.9 million to approximately USD 1.2 billion, and a benefit on the technical result from commutations of USD 12.4 million;

o total operating and administration expenses of USD 35.7 million, a decline of 37.3% compared with the first quarter of 2005; and

o a total investment result of USD 70.3 million or an average annualized total investment income yield of 3.9%, which is at the same level as in the first quarter of 2005.

Shareholders' equity as of March 31, 2006 amounted to USD 1,709.7 million, an increase of USD 56.3 million or 3.4% compared with December 31, 2005. Return on shareholders' equity (annualized) was 14.9% versus -1.3% in the first quarter of 2005.

As previously reported, Converium recorded successful April non-life treaty renewals, binding 99.5% of business up for renewal. Including the January 1, 2006 treaty renewals, Converium has already bound approximately 93% of the non-life premium volume targeted for 2006. The Company, therefore, remains confident that it will achieve total gross premiums written of USD 1.8-1.9 billion for the full year.


Inga Beale, Chief Executive Officer, commented: "I am very pleased with our first quarter financial performance. Converium's net result certainly benefited from only light catastrophic losses over the three months. More importantly, however, we are proud to report further progress in areas under our direct influence: first, administration expenses have come down significantly, returning our cost base to a more competitive level; second, our prior-year loss reserve position continues to be stable; third, the run-off of Converium's North American liabilities is progressing according to plan and making a positive contribution to our bottom-line."

Inga Beale continued: "The entire Converium team is really encouraged by the further progress we have made in our turnaround, which is the result of many months of hard work. The improving financial performance and continuing stabilization of Converium give us great confidence as we look towards the future."

Financial information for the three months ended March 31, 2006


Key metrics (in USD, unless noted)

                                                              Three months ended
                                                                  March 31, 2006

o   Gross premiums written                                         655.3 million
o   Income before taxes                                             68.5 million
o   Pre-tax operating income(1)                                     72.7 million
o   Ongoing total segment income(2)                                 71.1 million
o   Net income                                                      61.6 million
o   Ongoing non-life combined ratio(3)                                     94.8%
o   Average annualized total investment income
    yield (pre-tax)                                                         3.9%
o   Shareholders' equity                                         1,709.7 million
o   Return on shareholders' equity (annualized)                            14.9%
o   Basic earnings per share                                                0.42
o   Diluted earnings per share                                              0.42
o   Weighted average shares outstanding, basic
    (number of shares)                                             146.3 million
o   Weighted average shares outstanding, diluted
    (number of shares)                                             148.3 million


Overview of first quarter 2006 financial performance

For the first quarter of 2006, Converium reported pre-tax operating income of USD 72.7 million and net income of USD 61.6 million, compared with USD 18.8 million and USD -5.5 million, respectively, for the same period of 2005.


The table below shows the reconciliation of pre-tax operating income to income before taxes for the three months ended March 31, 2006 and 2005:

                                                Three months ended March 31
                                                    2006           2005

Pre-tax operating income                            72.7           18.8
Net realized capital losses                         -4.4           -0.7
Amortization of intangible assets                      -           -7.0
Restructuring costs                                  0.2          -10.1
Income before taxes                                 68.5            1.0
Net income (loss)                                   61.6           -5.5


------------------------
(1) Pre-tax operating income (loss) is defined as pre-tax income (loss) excluding pre-tax net realized capital gains (losses), amortization of intangible assets, impairment of goodwill and restructuring costs. It is used by management to measure the performance of the underlying reinsurance operations.

(2)  Total segment  income  (loss) is defined as net premiums  earned plus total
     investment   results  minus  losses,   loss  expenses  and  life  benefits,
     acquisition costs and other operating and administration expenses.

(3) Ongoing non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acquisition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

The result of the quarter was positively impacted by the following developments:

     o The strong technical performance in the first quarter of 2006 is reflected in an ongoing non-life combined ratio of 94.8%, including an administration expense ratio of 3.2%, compared with 105.3% and 5.9%, respectively, for the same period of 2005. The first quarter of 2006 was characterized by the absence of major catastrophic events compared with the same period of the previous year when Converium incurred losses of USD 32.5 million due to winter storm Erwin, adding 5.6 percentage points to the ongoing non-life combined ratio.

     o Converium recorded a net positive impact of prior accident years on the technical result of USD 12.4 million, with the Company's ongoing operations accounting for USD 13.6 million, slightly offset by a minor negative development in the Run-Off segment. In the same period of 2005, the overall net negative impact of prior accident years on the technical result was USD 9.7 million.

     o Converium's North American run-off and commutation strategy remains on track. In the first quarter of 2006, the Run-Off segment's net reserves were reduced by USD 111.9 million to USD 1,197.8 million. The commutations of the Run-Off segment's net reserves of USD 45.7 million resulted in a benefit to Converium's technical income of USD 12.4 million. The statutory reserves of CRNA decreased by USD 93.7 million to USD 1,023.2 million.

     o Cost management measures assumed in 2005 take effect. Total administration expenses were USD 35.7 million, a reduction of 37.3% compared with the same period of 2005. Personnel costs decreased most markedly, reflecting lower staffing levels as well as the non-recurrence of the expenses associated with staff retention plans in the first quarter of 2005.

Gross premiums written in the first quarter of 2006 decreased by 13.6% to USD
655.3 million, net premiums written by 12.6% to USD 652.2 million and net premiums earned by 40.6% to USD 435.3 million, as compared with the same period of 2005. These decreases in premiums are largely due to the continuing ratings disadvantage Converium faces. The top-line development also reflects Converium's continued profitability-focused underwriting approach.

For the first quarter of 2006, Converium reported net investment income of USD
74.7 million and an average annualized net investment income yield of 4.1%, which compares with USD 82.2 million and 3.9%, respectively, for the same period of 2005. The decline in net investment income is a result of Converium's invested asset base contracting by around USD 1.1 billion compared with the first quarter of 2005. Lower investment income from fixed-income securities and funds withheld asset was partially offset by higher investment income from short-term investments and cash.

Taking into account the net realized capital losses, primarily from fixed-income securities, the total investment result came in at USD 70.3 million which compares with USD 81.5 million for the same period of 2005. The average annualized total investment income yield remained unchanged at 3.9%.

In the first quarter of 2006, Converium recorded a net change in unrealized capital gains and losses (pre-tax) of USD 15.7 million. This development is largely due to increasing yields on fixed-income securities and the associated unrealized losses on Converium's bond portfolio of approximately USD 47 million. This negative effect was largely offset by an increase of unrealized capital gains on European and US equity portfolios of approximately USD 31 million.


Outlook


Based on its performance in the first quarter of 2006 Converium reiterates its previously stated financial guidance for the full year 2006.

Business development per segment

The following are comments on the development of Converium's three ongoing business segments, the Run-Off segment and the Corporate Center. Reference is made to the tables attached to this press release.

Standard Property & Casualty Reinsurance represented approximately 53% of total net premiums written in the first quarter of 2006. The Standard Property & Casualty Reinsurance segment reported segment income of USD 44.1 million for the three months ended March 31, 2006 compared with segment income of USD 14.3 million for the same period in 2005. The segment's combined ratio was 83.4% for the first quarter of 2006 compared with 102.3% in the same period of 2005.

The segment's result in the first quarter of 2006 benefited from a strong result in the property line of business as no major catastrophic events were recorded during the quarter, in contrast to last year's winter storms in Northern Europe. In addition, the segment result reflected a net positive impact of prior accident years on the technical result of USD 10.2 million, resulting from a net positive development of prior accident years' loss reserves of USD 7.6 million, supplemented by the net effect of reductions of related premiums and acquisition costs of USD 2.6 million.

For the three months ended March 31, 2006, gross premiums written in the Standard Property & Casualty Reinsurance segment decreased by 22.1% to USD 340.8 million and net premiums written decreased by 20.1% to USD 345.7 million. Net premiums earned declined by 44.5% to USD 152.1 million. As expected, this decrease reflects the completion of the premium earnings from prior underwriting years coming through in 2005. More specifically, the following developments of net premiums written by line of business were recorded:

o    General third party liability decreased by 53.1% to USD 40.0 million;

o    Motor declined by 15.2% to USD 105.7 million;

o    Personal accident non-life fell by 32.5% to USD 8.3 million and

o    Property decreased by 8.9% to USD 191.7 million.


Specialty Lines represented approximately 30% of total net premiums written in the first quarter of 2006. The Specialty Lines segment reported segment income of USD 19.9 million for the first quarter of 2006 compared with segment income of USD 11.4 million for the corresponding period of 2005.

The segment's combined ratio was 104.2% for the three months ended March 31, 2006 compared with 111.3% in 2005. This improvement was primarily driven by a decrease in administration expense ratio both as a result of the cost management measures initiated in early 2005 and higher net written premiums. The segment's result in the first quarter of 2006 benefited from a net positive impact of prior accident years on the technical result of USD 3.4 million, resulting from net positive development of prior accident years' loss reserves of USD 2.7 million, supplemented by the net effects of reductions of related premiums and acquisition costs of USD 0.7 million.

For the three months ended March 31, 2006, gross premiums written in the Specialty Lines segment increased by 17.3% to USD 199.7 million and net premiums written increased by 15.8% to USD 193.9 million. Net premiums earned declined by 37.1% to USD 191.6 million, which is attributable to the completion of the premium earnings from prior underwriting years.

The development of gross and net premiums written reflects exceptionally low premiums in the first quarter of 2005 due to the adjustment of premium estimates and related corrections of accrued premiums in the aviation & space line of business to USD 20.8 million in early 2005. This line of business recorded net premiums written of USD 76.7 million in the first quarter of 2006.

The net premiums written of the other lines of business developed as follows:

o    Credit & surety decreased by 56.0% to USD 8.8 million;

o    Marine & energy declined by 29.7% to USD 17.5 million;

o Professional liability and other special liability decreased by 22.4% to USD 56.8 million;

o    Agribusiness decreased by 36.4% to USD 4.2 million and

o    Engineering declined by 3.1% to USD 24.8 million.


Life & Health Reinsurance represented approximately 16 % of total net premiums written in the first quarter of 2006. Segment income was USD 7.1 million compared with USD 6.0 million in the same period of 2005. The segment reported a technical result(4) for the first quarter of USD 6.2 million compared with USD
6.7 million in the same period of the previous year.

For the three months ended March 31, 2006, gross premiums written in the Life & Health Reinsurance segment decreased by 9.1% to USD 106.5 million, net premiums written by 8.3% to USD 104.3 million and net premiums earned by 0.9% to USD 80.4 million. The reductions occurred mainly in some European markets, where Converium encountered an increased sensitivity to its current financial strengths ratings.


The Run-Off segment reported segment income in the first quarter of 2006 of USD
17.7 million compared with segment income of USD 16.0 million for the same period in 2005.

In the first quarter of 2006, net reserves in the Run-Off segment decreased by USD 111.9 million to USD 1,197.8 million. Commutations resulted in a reduction of net reserves in the segment of USD 45.7 million and a benefit on the technical result of USD 12.4 million. From a statutory view, net reserves declined by USD 93.7 million to USD 1,023.2 million in the first quarter of 2006.
Additionally, the Run-Off segment recorded a slight net adverse impact of prior accident years on the technical result of USD 1.2 million, resulting from net adverse development of prior accident years' loss reserves of USD 2.1 million, offset by the net positive effect of reductions of related premiums and underwriting acquisition costs of USD 0.9 million.

The Corporate Center carries certain administration expenses such as the costs of the Board of Directors, the Global Executive Committee, and other corporate functions as well as other expenses not allocated to the operating segments. For the first quarter of 2006, operating and administration expenses were USD 10.6 million compared with USD 7.2 million for the same period of 2005. This increase was primarily due to higher legal, audit and consulting fees, mainly related to the internal review and restatement of prior years' financial accounts.


------------------------
(4) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

Balance sheets and cash flow statement

Cash and cash equivalents decreased by USD 225.6 million to USD 421.7 million as of March 31, 2006 from USD 647.3 million as of December 31, 2005. The reduction in Converium's cash balance was primarily due to the purchase of short-term investments. As of March 31, 2006, cash and short-term balances as well as the ability to generate cash from operations is viewed as sufficient to meet the planned short- and medium-term financial commitments, including the Company's commutation efforts.

Converium's cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and administration expenses. Cash used in operating activities was USD 74.9 million for the quarter ended March 31, 2006 due to a reduction in overall business volume.


Legal and regulatory matters

An overview of the Company's legal and regulatory matters is presented in its Annual Report 2005 ("Notes to the Consolidated Financial Statements"), available on Converium's website.

In addition, as a result of Converium's restatement of prior years' financial information, as announced on February 28, 2006, plaintiffs have sought leave to serve a consolidated amended class action on April 27, 2006, adding certain allegations to their consolidated complaint in the class action lawsuits relating to facts and circumstances pertaining to Converium's restatement. Converium plans to file its response by May 25, 2006. As previously stated, the actions are still in the preliminary phases; thus, the timing and outcome of these matters are not currently predictable. An unfavorable outcome could have a material effect on our financial condition, results of operations and cash flows.


General principle of disclosure

With respect to efficient disclosure, the Company, in compliance with applicable rules and regulations, has decided to issue only a press release for reporting its first and third quarter financial results, starting with the first quarter 2006. To the extent not referenced in this press release or other relevant disclosures by the Company, there have not been any material developments of the Company's prior disclosure or any new material developments. Information on the status quo of any relevant matters previously disclosed can be taken from Converium's most recent Annual Report ("Notes to the Consolidated Financial Statements") available on Converium's website.


                                  * * * * * * *


The company has made it a policy not to provide any quarterly or annual earnings guidance and it will not update any past outlook for full year earnings. It will however continue to provide investors with perspectives on its value drivers, certain financial guidance for the full year, its strategic initiatives and those factors critical to understanding its business and operating environment.

Enquiries

Esther Gerster                                    Zuzana Drozd
Head of Public Relations                          Head of Investor Relations

esther.gerster@converium.com                      zuzana.drozd@converium.com

Phone:    +41 (0) 44 639 90 22                    Phone:    +41 (0) 44 639 91 20
Fax:      +41 (0) 44 639 70 22                    Fax:      +41 (0) 44 639 71 20


About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs about 600 people in 18 offices around the globe and is organized into four business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance, which are based principally on ongoing global lines of business, as well as the Run-Off segment, which primarily comprises the business from Converium Reinsurance (North America) Inc., excluding the US originated aviation business portfolio. Converium has a "BBB+" financial strength rating (outlook stable) from Standard & Poor's and a "B++" financial strength rating (outlook stable) from A.M. Best Company.



Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ` seek to', `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the Company's internal review and related restatement, the reinsurance market, the Company's operating results, certain financial guidance, e.g. related to the tax rate of the Company, the reduction of North American net reserves, the acquisition costs ratio and the costs of the Corporate Center, the rating environment and the prospect for improving results and expense reductions. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the impact of our ratings downgrade or a further lowering or loss of one of our financial strength ratings; the impact of the restatement on our ratings and client relationships; uncertainties of assumptions used in our reserving process; risk associated with implementing our business strategies and our capital improvement measures and the run-off of our North American business; cyclicality of the reinsurance industry; the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates; acts of terrorism and acts of war; changes in economic conditions, including interest and currency rate conditions that could affect our investment portfolio; actions of competitors, including industry consolidation and development of competing financial products; a decrease in the level of demand for our reinsurance or increased competition in our industries or markets; a loss of our key employees or executive officers without suitable replacements being recruited within a suitable period of time; our ability to address material weaknesses we have identified in our internal control environment; political risks in the countries in which we operate or in which we reinsure risks; the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we or our clients operate or where our subsidiaries are organized; the effect on us and the insurance industry as a result of the investigations being carried out by the US Securities and Exchange Commission, New York's Attorney General and other governmental authorities; changes in our investment results due to the changed composition of our invested assets or changes in our investment policy; failure of our retrocessional reinsurers to honor their obligations or changes in the credit worthiness of our reinsurers; our failure to prevail in any current or future arbitration or litigation; and extraordinary events affecting our clients, such as bankruptcies and liquidations , and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

www.converium.com

Financial highlights: Statements of income      Three months ended   Year ended
 (loss), return on shareholders' equity              March 31        December 31

In USD million, unless noted                       2006     2005       2005
--------------------------------------------------------------------------------
Gross premiums written                              655.3
-change (%)                                         -13.6%   758.2      1,994.3
--------------------------------------------------------------------------------
Net premiums written                                652.2
-change (%)                                         -12.6%   746.4      1,815.7
--------------------------------------------------------------------------------
Net premiums earned                                 435.3
- change (%)                                        -40.6%   732.4      2,383.2
--------------------------------------------------------------------------------
Ongoing non-life loss ratio(5)                       69.5%
- change in percentage points                      +1.5pts    68.0%        77.4%
--------------------------------------------------------------------------------
Ongoing non-life acquisition costs ratio(6)          22.1%
- change in percentage points                      -9.3pts    31.4%        22.9%
--------------------------------------------------------------------------------
Ongoing non-life administration expense ratio(7)      3.2%
- change in percentage points                      -2.7pts     5.9%         6.9%
--------------------------------------------------------------------------------
Ongoing non-life combined ratio(8)                   94.8%
- change in percentage points                     -10.5pts   105.3%       107.2%
--------------------------------------------------------------------------------
Life & Health technical result(9)                     6.2
- change (%)                                         -7.5%     6.7         14.2
--------------------------------------------------------------------------------
Total investment results(10)                         70.3
- change (%)                                        -13.7%    81.5        350.4
--------------------------------------------------------------------------------
Total investment income yield(11)                     3.9%
- change in percentage points                           -      3.9%         4.4%
--------------------------------------------------------------------------------
Total investment return(12)                           3.0%
- change (%)                                       +1.7pts     1.3%         4.0%
--------------------------------------------------------------------------------
Pre-tax operating income(13)                         72.7
- change (%)                                       +286.7%    18.8        100.8
--------------------------------------------------------------------------------
Net income (loss)                                     61.6
- change (%)                                          n.m.    -5.5         68.7
--------------------------------------------------------------------------------
Basic earnings (loss) per share (USD)                 0.42
- change (%)                                          n.m.   -0.04         0.47
--------------------------------------------------------------------------------
Diluted earnings (loss) per share (USD)               0.42
- change (%)                                          n.m.   -0.04         0.46
--------------------------------------------------------------------------------
Return on shareholders' equity(14)                   14.9%
- change in percentage points                         n.m.    -1.3%         4.0%
--------------------------------------------------------------------------------


------------------------

(5) Ongoing non-life loss ratio is defined as losses and loss expenses divided by net premiums earned.

(6) Ongoing non-life acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(7) Ongoing non-life administration expense ratio is defined as other operating and administration expenses divided by net premiums written.

(8) Ongoing non-life combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acquisition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

(9) Life & Health technical result is defined as net premiums earned minus losses, loss expenses and life benefits minus acquisition costs plus other technical income, mainly interest on deposits.

(10) Total investment results are defined as net investment income plus net realized capital gains (losses).

(11) Total investment income yield is defined as net investment income plus net realized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(12) Total investment return is defined as net investment income plus net realized capital gains (losses) plus change in net unrealized capital gains (losses) divided by average total invested assets (including cash and cash equivalents), pre-tax and annualized.

(13) Pre-tax operating income (loss) is defined as pre-tax income (loss) excluding pre-tax net realized capital gains (losses), amortization of intangible assets, impairment of goodwill and restructuring costs.

(14) Return on shareholders' equity is defined as net income or loss (after-tax) divided by shareholders' equity at the beginning of the period, annualized.

Financial highlights: Balance sheets                    March 31    December 31

In USD million, unless noted                              2006         2005
--------------------------------------------------------------------------------
Total invested assets plus cash and cash equivalents       7,167.5
- change (%)                                                  -1.6%     7,281.6
--------------------------------------------------------------------------------
Claims supporting capital(15)                              2,101.0
- change (%)                                                  +2.8%     2,044.6
--------------------------------------------------------------------------------
Shareholders' equity                                       1,709.7
- change (%)                                                  +3.4%     1,653.4
--------------------------------------------------------------------------------
Book value per share (USD)                                   11.69
- change (%)                                                  +3.5%       11.29
--------------------------------------------------------------------------------
Book value per share (CHF)                                   15.28
- change (%)                                                  +2.7%       14.88
--------------------------------------------------------------------------------


Financial highlights: Investment results                    Three months ended   Year ended
                                                                 March 31       December 31

in USD million, unless noted                                 2006      2005        2005
---------------------------------------------------------------------------------------------
Investment income - Fixed maturities                            49.8      53.9         221.3
---------------------------------------------------------------------------------------------
Investment income - Equity securities                            0.5       1.2           5.9
---------------------------------------------------------------------------------------------
Investment income - Funds Withheld Asset                        13.4      16.9          62.6
---------------------------------------------------------------------------------------------
Other investment income, net                                    10.9      10.2          35.1
---------------------------------------------------------------------------------------------
Net investment income                                           74.7      82.2         324.9
---------------------------------------------------------------------------------------------
Average annualized net investment income yield (pre-tax)         4.1%      3.9%          4.1%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Net realized capital (losses) gains                             -4.4      -0.7          25.5
---------------------------------------------------------------------------------------------
Total investment results                                        70.3      81.5         350.4
---------------------------------------------------------------------------------------------
Average annualized total investment income yield (pre-tax)       3.9%      3.9%          4.4%
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
Change in net unrealized gains (losses) (pre-tax)              -15.7     -54.2         -38.4
---------------------------------------------------------------------------------------------
Total investment return (pre-tax)                               54.6      27.3         312.0
---------------------------------------------------------------------------------------------
Average annualized total investment return (pre-tax)             3.0%      1.3%          4.0%
---------------------------------------------------------------------------------------------
Average total invested assets (including cash and cash
 equivalents)                                                7,224.6   8,322.2       7,874.4
---------------------------------------------------------------------------------------------


   Basis of preparation

   The unaudited interim financial information for Converium Holding AG and subsidiaries ("Converium" or "the Company") has been prepared on the basis of the United States generally accepted accounting principles for interim financial information. Accordingly, such financial information does not reflect all the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2006, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. This interim financial information should be read in conjunction with the audited consolidated financial statements of Converium for the year ended December 31, 2005.


------------------------
(15) Claims supporting capital is defined as total equity plus debt.

Consolidated statements of income (loss)         Three months ended     Change
(Unaudited)                                            March 31
In USD million, except share information            2006      2005        (%)
-------------------------------------------------------------------------------
Revenues
-------------------------------------------------------------------------------
Gross premiums written                              655.3     758.2      -13.6
-------------------------------------------------------------------------------
Less ceded premiums written                          -3.1     -11.8      -73.7
-------------------------------------------------------------------------------
Net premiums written                                652.2     746.4      -12.6
-------------------------------------------------------------------------------
Net change in unearned premiums                    -216.9     -14.0        n.m.
-------------------------------------------------------------------------------
Net premiums earned                                 435.3     732.4      -40.6
-------------------------------------------------------------------------------
Net investment income                                74.7      82.2       -9.1
-------------------------------------------------------------------------------
Net realized capital losses                          -4.4      -0.7        n.m.
-------------------------------------------------------------------------------
Other loss                                           -2.1     -14.5      -85.5
-------------------------------------------------------------------------------
Total revenues                                      503.5     799.4      -37.0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Losses, loss expenses and life benefits            -286.6    -491.2      -41.7
-------------------------------------------------------------------------------
Acquisition costs                                  -105.1    -225.3      -53.4
-------------------------------------------------------------------------------
Other operating and administration expenses         -35.7     -56.9      -37.3
-------------------------------------------------------------------------------
Interest expense                                     -7.8      -7.9       -1.3
-------------------------------------------------------------------------------
Amortization of other intangible assets                 -      -7.0        n.m.
-------------------------------------------------------------------------------
Restructuring costs                                   0.2     -10.1        n.m.
-------------------------------------------------------------------------------
Total benefits, losses and expenses                -435.0    -798.4      -45.5
-------------------------------------------------------------------------------
Income before taxes                                  68.5       1.0        n.m.
-------------------------------------------------------------------------------
Income tax expense                                   -6.9      -6.5       +6.2
-------------------------------------------------------------------------------
Net income (loss)                                    61.6      -5.5        n.m.
-------------------------------------------------------------------------------
Basic earnings (loss) per share (USD)                0.42     -0.04        n.m.
-------------------------------------------------------------------------------
Diluted earnings (loss) per share (USD)              0.42     -0.04        n.m.
-------------------------------------------------------------------------------

Consolidated balance sheets                              March 31   December 31
                                                          2006
In USD million                                         (unaudited)     2005
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Invested assets
--------------------------------------------------------------------------------
Held-to-maturity securities:
     Fixed maturities                                        794.5        793.6
--------------------------------------------------------------------------------
Available-for-sale securities:
     Fixed maturities                                      4,104.3      4,169.8
     Equity securities                                       390.8        362.6
--------------------------------------------------------------------------------
Other investments                                            262.0        253.1
--------------------------------------------------------------------------------
Short-term investments                                       212.8         35.1
--------------------------------------------------------------------------------
Total investments                                          5,764.4      5,614.2
--------------------------------------------------------------------------------
Funds Withheld Asset                                         981.4      1,020.1
--------------------------------------------------------------------------------
Total invested assets                                      6,745.8      6,634.3
--------------------------------------------------------------------------------
Other assets
--------------------------------------------------------------------------------
Cash and cash equivalents                                    421.7        647.3
--------------------------------------------------------------------------------
Premiums receivable                                        1,114.8      1,059.3
--------------------------------------------------------------------------------
Reserves for unearned premiums, retro                         24.6         37.8
--------------------------------------------------------------------------------
Reinsurance assets:
     Underwriting reserves                                   812.8        805.1
     Insurance and reinsurance balances receivable            50.4         37.6
--------------------------------------------------------------------------------
Funds held by reinsureds                                   1,884.6      1,817.4
--------------------------------------------------------------------------------
Deposit assets                                               184.6        183.4
--------------------------------------------------------------------------------
Deferred policy acquisition costs                            332.7        304.3
--------------------------------------------------------------------------------
Deferred income taxes                                          1.8          1.0
--------------------------------------------------------------------------------
Other assets                                                 308.2        298.4
--------------------------------------------------------------------------------
Total assets                                              11,882.0     11,825.9
--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Reinsurance liabilities:
     Unpaid losses and loss expenses                       7,441.6      7,568.9
     Future life benefits, gross                             452.4        405.6
     Insurance and reinsurance balances payable              160.4        226.3
--------------------------------------------------------------------------------
Reserves for unearned premiums, gross                        820.1        610.8
--------------------------------------------------------------------------------
Other reinsurance liabilities                                104.5        127.8
--------------------------------------------------------------------------------
Funds held under reinsurance contracts                       293.8        332.9
--------------------------------------------------------------------------------
Deposit liabilities                                          320.4        300.6
--------------------------------------------------------------------------------
Deferred income taxes                                          8.0          8.1
--------------------------------------------------------------------------------
Accrued expenses and other liabilities                       179.8        200.3
--------------------------------------------------------------------------------
Debt                                                         391.3        391.2
--------------------------------------------------------------------------------
Total liabilities                                         10,172.3     10,172.5
--------------------------------------------------------------------------------
Shareholders' equity
--------------------------------------------------------------------------------
Common stock                                                 554.9        554.9
--------------------------------------------------------------------------------
Additional paid-in capital                                 1,349.9      1,354.2
--------------------------------------------------------------------------------
Treasury stock                                                -4.6         -1.5
--------------------------------------------------------------------------------
Unearned stock compensation                                   -1.0         -3.5
--------------------------------------------------------------------------------
Accumulated other comprehensive income:
     Accumulated other comprehensive loss                     -6.1         -4.9
     Net unrealized gains on investments, net of taxes        31.8         42.7
     Cumulative translation adjustments, net of taxes        108.6         96.9
--------------------------------------------------------------------------------
Total accumulated other comprehensive income                 134.3        134.7
--------------------------------------------------------------------------------
Retained deficit                                            -323.8       -385.4
--------------------------------------------------------------------------------
Total shareholders' equity                                 1,709.7      1,653.4
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                11,882.0     11,825.9
--------------------------------------------------------------------------------

Consolidated statements of cash flows                                 March 31
(Unaudited)
In USD million                                                         2006
--------------------------------------------------------------------------------
Net income                                                                 61.6
--------------------------------------------------------------------------------
     Net realized capital losses (gains)                                    4.4
     Amortization of premium/discount on investments                       10.3
     Depreciation and amortization                                          1.9
     Deferred income tax                                                    5.1
--------------------------------------------------------------------------------
Total adjustments                                                          21.7
--------------------------------------------------------------------------------
     Premiums receivable                                                  -50.6
     Reserves for unearned premiums, retro                                 13.8
     Reinsurance assets                                                   -17.0
     Funds held by reinsureds                                             -44.7
     Funds Withheld Asset                                                  48.8
     Deferred policy acquisition costs                                    -23.4
     Unpaid losses and loss expenses                                     -183.2
     Future life benefits, gross                                           40.8
     Insurance and reinsurance balances payable                           -65.7
     Reserves for unearned premiums, gross                                204.7
     Other reinsurance liabilities                                        -25.6
     Funds held under reinsurance contracts                               -43.2
     Net changes in all other operational assets and liabilities          -12.9
--------------------------------------------------------------------------------
Total changes in operational assets and liabilities                      -158.2
--------------------------------------------------------------------------------
Cash used in operating activities                                         -74.9
--------------------------------------------------------------------------------
     Proceeds from sales and maturities of fixed maturities
      available-for-sale                                                  363.5
     Purchases of fixed maturities available-for-sale                    -349.5
--------------------------------------------------------------------------------
Cash flows from investing activities (fixed maturities)                    14.0
--------------------------------------------------------------------------------
     Proceeds from sales of equity securities                              50.3
     Purchases of equity securities                                       -49.6
--------------------------------------------------------------------------------
Cash flows from investing activities (equity securities)                    0.7
--------------------------------------------------------------------------------
     Net increase in short-term investments                              -177.0
     Purchases of other assets                                             -0.3
           Net increase in deposit assets                                  -1.1
--------------------------------------------------------------------------------
Cash flows from investing activities (other)                             -178.4
--------------------------------------------------------------------------------
Net cash used in investing activities                                    -163.7
--------------------------------------------------------------------------------
     Purchases of common shares                                            -7.7
     Net increase in deposit liabilities                                   13.3
--------------------------------------------------------------------------------
Net cash provided by financing activities                                   5.6
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                7.4
--------------------------------------------------------------------------------
Change in cash and cash equivalents                                      -225.6
--------------------------------------------------------------------------------
Cash and cash equivalents as of January 1                                 647.3
--------------------------------------------------------------------------------
Cash and cash equivalents as of March 31                                  421.7
--------------------------------------------------------------------------------

Schedule of segment data                     Three months ended       Change
(Unaudited)                                        March 31
In USD million                                 2006       2005         (%)
--------------------------------------------------------------------------------
Standard Property & Casualty Reinsurance
--------------------------------------------------------------------------------
Gross premiums written                           340.8      437.5         -22.1
--------------------------------------------------------------------------------
Net premiums written                             345.7      432.9         -20.1
--------------------------------------------------------------------------------
Net premiums earned                              152.1      273.9         -44.5
--------------------------------------------------------------------------------
Loss ratio(16)                                    57.0%      71.2%      -14.2pts
--------------------------------------------------------------------------------
Acquisition costs ratio(17)                       23.5%      27.1%       -3.6pts
--------------------------------------------------------------------------------
Administration expense ratio(18)                   2.9%       4.0%       -1.1pts
--------------------------------------------------------------------------------
Combined ratio(19)                                83.4%     102.3%      -18.9pts
--------------------------------------------------------------------------------
Total investment results(20)                      24.3       27.0         -10.0
--------------------------------------------------------------------------------
Segment income                                    44.1       14.3        +208.4
--------------------------------------------------------------------------------
Retention ratio(21)                              101.4%      98.9%       +2.5pts
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Specialty Lines
--------------------------------------------------------------------------------
Gross premiums written                           199.7      170.2         +17.3
--------------------------------------------------------------------------------
Net premiums written                             193.9      167.4         +15.8
--------------------------------------------------------------------------------
Net premiums earned                              191.6      304.8         -37.1
--------------------------------------------------------------------------------
Loss ratio(16)                                    79.3%      65.1%      +14.2pts
--------------------------------------------------------------------------------
Acquisition costs ratio(17)                       21.0%      35.3%      -14.3pts
--------------------------------------------------------------------------------
Administration expense ratio(18)                   3.9%      10.9%       -7.0pts
--------------------------------------------------------------------------------
Combined ratio(19)                               104.2%     111.3%       -7.1pts
--------------------------------------------------------------------------------
Total investment results(20)                      28.0       31.0          -9.7
--------------------------------------------------------------------------------
Segment income                                    19.9       11.4         +74.6
--------------------------------------------------------------------------------
Retention ratio(21)                               97.1%      98.4%       -1.3pts
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Life & Health Reinsurance
--------------------------------------------------------------------------------
Gross premiums written                           106.5      117.1          -9.1
--------------------------------------------------------------------------------
Net premiums written                             104.3      113.8          -8.3
--------------------------------------------------------------------------------
Net premiums earned                               80.4       81.1          -0.9
--------------------------------------------------------------------------------
Acquisition costs ratio (17)                      33.6%      33.7%       -0.1pts
--------------------------------------------------------------------------------
Administration expense ratio (18)                  2.0%       3.5%       -1.5pts
--------------------------------------------------------------------------------
Total investment results(20)                       5.8        6.0          -3.3
--------------------------------------------------------------------------------
Segment income                                     7.1        6.0         +18.3
--------------------------------------------------------------------------------
Retention ratio(21)                               97.9%      97.2%       +0.7pts
--------------------------------------------------------------------------------


------------------------
(16) Loss ratio is defined as losses and loss expenses divided by net premiums earned.

(17) Acquisition costs ratio is defined as acquisition costs divided by net premiums earned.

(18) Administration   expense   ratio  is   defined  as  other   operating   and
     administration expenses divided by net premiums written.

(19) Combined ratio is defined as non-life loss ratio (to premiums earned) plus non-life acquisition costs ratio (to premiums earned) plus non-life administration expense ratio (to premiums written).

(20) Total investment results are defined as net investment income plus net realized capital gains (losses).

(21) Retention ratio is defined as net premiums written divided by gross premiums written.

Schedule of segment data                         Three months ended    Change
(Unaudited)                                            March 31
In USD million                                     2006      2005       (%)
--------------------------------------------------------------------------------
Run-Off
--------------------------------------------------------------------------------
Gross premiums written                                 8.3     33.4       -75.1
--------------------------------------------------------------------------------
Net premiums written                                   8.3     32.3       -74.3
--------------------------------------------------------------------------------
Net premiums earned                                   11.2     72.6       -84.6
--------------------------------------------------------------------------------
Total investment results(20)                          12.2     17.5       -30.3
--------------------------------------------------------------------------------
Segment income                                        17.7     16.0       +10.6
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Corporate Center
--------------------------------------------------------------------------------
Operating and administration expenses                -10.6     -7.2       +47.2
--------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Inga Beale
                                                    Name:  Inga Beale
                                                    Title: CEO




                                               By:  /s/ Christian Felderer
                                                    Name:  Christian Felderer
                                                    Title: General Legal Counsel



Date: May 24, 2006